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06004469

SECU⌐⌐   ⌐ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III



SEC FILE NUMBER
8- 65679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2005___ AND ENDING___December 31, 2005___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Backstrom, McCarley, Berry and Co., LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

115 Sansome Street, Mezz. A

(No and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent McCarley   (415) 392-5505
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants

(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 2 6 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Vincent McCarley_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Backstrom, McCarley, Berry and Co., LLC_____ , as
of ___December 31_____ , 20_05___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

State of _California_____   _____
County of _San Francisco_____   Signature
Subscribed and sworn (or affirmed) to before   _____
me this_3rd_ day of_January, 2006   CEO
_____   Title
Notary Public

Proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss)
☒ (d) Statement of Changes in Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARLYN ANO
COMM.#1554717
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Commission Expires March 21, 2009



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Backstrom McCarley Berry & Co., LLC

We have audited the accompanying statement of financial condition of Backstrom McCarley Berry & Co., LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Backstrom McCarley Berry & Co., LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 1, 2006

We Focus & Care ^{SM}

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Backstrom McCarley Berry & Co., LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 143,467
Deposits held at clearing firm	281,743
Accounts receivable	42,789
Prepaid expenses	21,292
Office equipment, net	6,393
Total assets	**$ 495,684**

Liabilities and Members' equity

Liabilities

Accounts payable	$ 8,197
Income taxes payable	2,500
Total liabilities	10,697
Members' equity	484,987
Total liabilities and members' equity	**$ 495,684**

The accompanying notes are an integral part of these financial statements.

-1-

Backstrom McCarley Berry & Co., LLC
Statement of Income
For the year ended December 31, 2005

Revenue

Underwriting fees	$	295,447
Financial advisory fees		503,588
Commissions		51,194
Other		18,274
Total revenue		868,503

Expenses

Employee compensation and benefits	342,497
Commission expense	31,291
Occupancy	28,642
Taxes, other than income taxes	23,017
Other operating expenses	299,542
Total expenses	724,989
Income before income tax provision	143,514
Total income tax provision	3,300
Net income (loss)	$ 140,214

The accompanying notes are an integral part of these financial statements.

Backstrom McCarley Berry & Co., LLC
Statement of Changes in Members' equity
For the year ended December 31, 2005

	Members' Equity
Balance on January 1, 2005	$ 382,536
Members' distributions	(37,763)
Net income (loss)	140,214
Balance on December 31, 2005	$ 484,987

The accompanying notes are an integral part of these financial statements.

Backstrom McCarley Berry & Co., LLC
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows from operating activities:

Net income (loss)		$ 140,214
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 2,718	
(Increase) decrease in:		
Deposits held at clearing firm	(79,256)	
Accounts receivable	(27,393)	
Prepaid expenses	(4,236)	
(Decrease) increase in:		
Accounts payable	(8,284)	
Total adjustments		(116,451)
Net cash and cash equivalents provided by (used in) operating activities		23,763

Cash flows from investing activities: –

Cash flows from financing activities:

Members' distributions	(37,763)	
Net cash and cash equivalents provided by (used in) financing activities		(37,763)
Net increase (decrease) in cash and cash equivalents		(14,000)
Cash and cash equivalents at beginning of year		157,467
Cash and cash equivalents at end of year		$ 143,467

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$	–
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Backstrom McCarley Berry & Co., LLC (the "Company"), was incorporated in the State of California on June 4, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer.

The Company does not hold customer securities, and trades on a fully disclosed basis through Wedbush Morgan Securities. Commission income is derived primarily from the purchase and sale of fixed income securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market account as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a tax based upon gross receipts.

Note 2:   DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $281,743 with Wedbush Morgan Securities as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: OFFICE EQUIPMENT, NET

Office equipment are recorded at cost.

		Depreciable Life Years
Office equipment	$ 13,588	5
	13,588	
Less accumulated depreciation	(7,195)	
Office equipment, net	$ 6,393	

Depreciation expense for the year ended December 31, 2005 was $2,718.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2005 the Company recorded gross receipts tax of $2,500, and the minimum limited liability company franchise tax of $800.

Backstrom McCarley Berry & Co., LLC
Notes to Financial Statements
December 31, 2005

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent $ 28,641

Note 6: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2005, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company provides certain retirement benefits to its eligible employees. In accordance with Statement No. 112 of the Financial Accounting Standard Board, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company maintains a Simplified Employee Pension ("SEP") plan to which annual contributions may be made. Such contributions are based upon the profitability of the company and the discretion of management. A contribution of $68,035 was made to the plan in 2005 based upon earnings for the year ending December 31, 2004. This cost was reflected as a deduction in the Company's 2004 income tax return. Similarly, a contribution based upon the current year's earnings will be made to the plan in 2006. The amount of that contribution is expected to be $77,000 and will be reflected in the Company's 2005 income tax return.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)
These differences include, but are not limited to, the accounting treatment for the tax benefit on
employee stock options and for stock issued under an employee stock purchase plan. FAS 123R
becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has
not had a material effect upon the financial statements of the company.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule
(SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the
ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net
capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company
had net capital of $414,513, which was $314,513 in excess of its required net capital of
$100,000; and the Company's ratio of aggregate indebtedness ($10,697) to net capital was 0.03 to
1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,500 difference between the computation of net capital under net capital Sec. Rule
15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 417,013
Adjustments:		
Members' equity	$ (6,011)	
Non-allowable assets	3,511	
Total adjustments		(2,500)
Net capital per audited statements		$ 414,513

Computation of net capital

Members' equity		$ 484,987	
Total Members' equity			$ 484,987
Less: Non allowable assets			
Accounts receivable		(42,789)	
Office equipment		(6,393)	
Prepaid expenses		(21,292)	
Total non-allowable assets			(70,474)
Net Capital			414,513

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness		$ 713	
Minimum dollar net capital required		100,000	
Net capital required (greater of above)			100,000
Excess net capital			$ 314,513
Ratio of aggregate indebtedness to net capital		0.03: 1	

There was a material difference of $2,500 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 9.

Backstrom McCarley Berry & Co., LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Backstrom McCarley Berry & Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Backstrom McCarley Berry & Co., LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Backstrom McCarley Berry & Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Backstrom McCarley Berry & Co., LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Backstrom McCarley Berry & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Backstrom McCarley Berry & Co., LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Backstrom McCarley Berry & Co., LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care ℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 1, 2006